Exhibit 99.55

EXECUTION VERSION

VOTING SUPPORT AGREEMENT

THIS AGREEMENT (the “Agreement”) is made as of June 12, 2014

BETWEEN:

AMAYA GAMING GROUP INC., a corporation existing under the laws of the Province of Québec (the “Company”)

- and -

DIVYESH GADHIA (the “Shareholder”)

RECITALS:

A.	The Shareholder is the beneficial owner of, or has control or direction over, the Subject Securities.

B.	The Shareholder understands that the Company has entered into a purchase agreement with, inter alios, Oldford Group Limited (“Oldford”), of even date herewith, pursuant to which the Company has agreed to purchase all of the issued and outstanding shares in the capital of Oldford from the holders thereof (the “Purchase Agreement”).

C.	This Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Purchase Agreement. In this Agreement, including the recitals:

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Board of Directors” means the board of directors of the Company;

“Purchase Agreement” has the meaning ascribed thereto in Recital B;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montréal, Québec;

“Common Shares” means common shares in the share capital of the Company;

“Company Circular” means the notice of the Company Meeting and the accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the shareholders of the Company in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Meeting” means the annual and special meeting of shareholders of the Company, including any adjournment or postponement of such thereof, to be held on or about July 30, 2014;

“Expiry Time” has the meaning ascribed thereto in Section 3.1(a);

“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent, commission, board or authority of any of the above, (iii) any quasi-governmental or private body exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Law” means any law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, by-law, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority and, to the extent that they have the force of law or are considered by such Governmental Authority as requiring compliance as if having the force of law, policies, guidelines, notices and protocols of any Governmental Authority, as amended unless expressly specified otherwise, and the term “applicable Law”, with respect to any Person, means any such Law that is binding upon or applicable to such Person or its business, undertaking, property or securities;

“Options” means the options to purchase Common Shares issued by the Company in accordance with the terms of the Stock Option Plan;

“Person” includes any individual, partnership, association, joint venture, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government, syndicate or other entity, whether or not having legal status; and

“Stock Option Plan” means the stock option plan of the Company, as amended and restated from time to time;

“Subject Securities” means the Common Shares and Options listed on Schedule A hereto and any Common Share acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and shall include all securities which such Subject Securities may be converted into, exchanged for or otherwise changed into.

1.2	Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

1.3	Currency

All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

1.4	Gender and Number

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.5	Certain Phrases

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

1.6	Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.7	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Each party irrevocably submits to the non-exclusive jurisdiction of the Québec courts situated in the City of Montréal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

1.8	Incorporation of Schedule

Schedule A attached hereto shall, for all purposes hereof, form an integral part of this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder

The Shareholder represents and warrants to the Company the matters set out below:

(a)	the Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(b)	the Shareholder is the registered and/or beneficial owner of all of the Subject Securities set forth opposite its name in Schedule A;

(c)	the Shareholder is, and, as of the date hereof and subject to Section 3.1(a)(i), will continue to be until the Expiry Time, the sole beneficial owner of all of the Subject Securities, with good and marketable title thereto, free and clear of all Encumbrances;

(d)	the Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Securities;

(e)	no consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement and the performance by the Shareholder of its obligations under this Agreement;

(f)	to the knowledge of the Shareholder, there is no proceeding, claim or investigation pending before any Governmental Authority, or threatened against the Shareholder or any of its affiliates that, individually or in the aggregate, could reasonably be expected to have an adverse effect on such Shareholder’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement;

(g)	none of the Subject Securities are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s shareholders or give consents or approvals of any kind; and

(h)

none of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder; (ii) any judgment, decree, order or award of any Governmental Authority, or (iii) any applicable Laws.

2.2	Representations and Warranties of the Company

The Company represents and warrants to the Shareholder the matters set out below:

(a)	the Company is a corporation duly incorporated and validly existing under the laws of the Province of Québec and has all necessary corporate power, authority and capacity to enter into this Agreement. The execution and delivery of this Agreement and the performance of this Agreement have been authorized by all necessary corporate action on the part of the Company. This Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(b)	none of the execution and delivery by the Company of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Company with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Company, (ii) any judgment, decree, order or award of any Governmental Authority, or (iii) any applicable Laws;

(c)	no consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Company in connection with the execution and delivery of this Agreement, the performance by the Company of its obligations under this Agreement; and

(d)	to the knowledge of the Company, there is no proceeding, claim or investigation pending before any Governmental Authority, or threatened against the Company or any of its affiliates that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Company’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

ARTICLE 3

COVENANTS

3.1	Covenants of the Shareholder

(a)	The Shareholder hereby covenants with the Company that from the date of this Agreement until the termination of this Agreement in accordance with its terms (such termination being the “Expiry Time”), the Shareholder shall not:

(i)	sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the Subject Securities, other than (A) transfers to an affiliate of the Shareholder provided only that, prior to any such transfer, such affiliate enters into a written agreement with the Company to be bound by the terms of this Agreement in all respects and to the same extent as the Shareholder is bound and provided also that the Shareholder will solidarily guarantee all the obligations of such affiliate under such agreement, and (B) the exercise of Options in accordance with their terms for Common Shares that will become subject to this Agreement as if they were Subject Securities owned by the Shareholder on the date hereof, without having first obtained the prior written consent of the Company;

(ii)	enter into any agreement, arrangement, commitment or understanding providing for an action prohibited by Section 3.1(a)(i), without having first obtained the prior written consent of the Company; or

(iii)	other than as set forth herein, grant or agree to grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Securities without the prior written consent of the Company.

(b)	The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to vote (or cause to be voted) all the Subject Securities at the Company Meeting in accordance with all recommendations to the shareholders of the Company made by the Board of Directors as referenced in the Company Circular (the “Board Recommendations”) in connection with the approval, consent, ratification and adoption of special or ordinary resolutions of the shareholders of the Company, as the case may be, including, but not limited to, the following:

(i)	authorizing the amendment to the articles of the Company to create a new class of convertible preferred shares (the “Preferred Shares”);

(ii)	authorizing certain conversion ratio adjustments and mechanisms included in the share terms of the Preferred Shares;

(iii)	approving the issuance of 12.75 million common share purchase warrants by the Company, each entitling the holder thereof to purchase one Common Share at an exercise price of $0.01 for a term of ten years;

(iv)	approving certain option grants to employees of a subsidiary of Oldford at an exercise price of CDN$20 following closing of the acquisition Oldford pursuant to the terms of the Purchase Agreement (the “Contemplated Acquisition”);

(v)	approving the price reservation for the Common Shares issuable pursuant to the various financings (the “Financings”) to be completed in order to finance a portion of the purchase price payable for the Contemplated Acquisition; and

(vi)	approving the potential material effect on control of the Company that may result from the participation by a key investor in the Financings;

the whole as will be more fully set out in the Company Circular.

In connection with the foregoing, subject to this Section 3.1(b), the Shareholder hereby agrees to deposit a proxy, duly completed and executed in respect of all of the Common Shares held by it promptly following the mailing of the Company Circular, and in any event at least 10 days prior to the Company Meeting, voting all such Common Shares in accordance with the Board Recommendations to be set out in the Company Circular. The Shareholder hereby agrees that neither it nor any Person on its behalf will take any action to withdraw, amend, revoke or invalidate any proxy deposited by the Shareholder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement has at such time been previously terminated in accordance with Section 4.1.

(c)	The Shareholder hereby consents to:

(i)	details of this Agreement being set out in any press release, information circular, including the Company Circular produced by the Company, or any of its affiliates in connection with the transactions contemplated by this Agreement and the Purchase Agreement, provided that to the extent any such filing contains disclosure regarding the Shareholder or its affiliates, the Shareholder has been provided with a reasonable opportunity to review and comment on such disclosure and reasonable consideration has been given by the Company to any such comments; and; and

(ii)	this Agreement being made publicly available, including by filing on SEDAR.

(d)	Except as required by applicable Law or applicable stock exchange requirements, the Shareholder shall not make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Purchase Agreement without the prior written approval of the Company.

ARTICLE 4

GENERAL

4.1	Termination

This Agreement shall terminate and be of no further force or effect upon the earliest of:

(a)	the mutual agreement in writing of the Company and the Shareholder;

(b)	the termination of the Purchase Agreement in accordance with its terms; or

(c)	automatically, without further action by the parties, 60 days following the date of the Company Meeting.

4.2	Time of the Essence

Time is of the essence in this Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, no party shall have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4	Fiduciary Duty

Notwithstanding any provision of this Agreement to the contrary, the Shareholder or a shareholder, officer or director of the Shareholder that is a director or officer of the Company shall not be limited or restricted in any way whatsoever in the exercise of his fiduciary duties as a director or officer of the Company. The Company further agrees that the Shareholder is not making any agreement or understanding herein in any capacity other than in his or its capacity as a Shareholder of the Company.

4.5	Waiver; Amendment

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right. Each party hereto agrees and confirms that any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by the Shareholder and the Company.

4.6	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

4.7	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	if to the Company:

Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, QC
H9R 1C8

	Attention:	David Baazov
	Facsimile:	(514) 744-5114

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
1000 De La Gauchetière St. W.
Suite 2100
Montreal, QC
H3B 4W5

	Attention:	Eric Levy
	Telephone:	(514) 904-8177
	Facsimile:	(514) 904-8101

(b)	if to the Shareholder:

Divyesh Gadhia
[INTENTIONALLY DELETED]

Canada Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

4.8	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.9	Successors and Assigns

(a)	This Agreement becomes effective only when executed by the Company and the Shareholder. After that time, it will be binding upon and enure to the benefit of the Company and the Shareholder and their respective successors, permitted assigns and legal personal representatives.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other parties.

4.10	Expenses

Each party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

4.11	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.12	Further Assurances

The parties hereto shall, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

4.13	Language

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

4.14	Execution and Delivery

This Agreement may be executed by the parties in counterparts (including counterparts by facsimile or other electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS OF WHICH the parties have executed this Agreement as of the date first written above.

COMPANY:

AMAYA GAMING GROUP INC.

By:	(s) Robert Mincoff
	Name:	Robert Mincoff

	Title:	Assistant Secretary

SHAREHOLDER:

By:	(s) Divyesh Gadhia
	Name:	Divyesh Gadhia

	Title:	Director

[Signature Page to Voting Support Agreement]

Voting Support Agreement

S-1

SCHEDULE A

SUBJECT SECURITIES

REGISTERED OWNER	BENEFICIAL OWNER	COMMON SHARES	OPTIONS
Divyesh Gadhia	Divyesh Gadhia	35,000	22,500